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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
                               (AMENDMENT NO. 1)

      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                             GIDDINGS & LEWIS, INC.

                           (Name of Subject Company)

                         ------------------------------

                           THYSSEN AKTIENGESELLSCHAFT

                                   TAQU, INC.

                                   (Bidders)

                         ------------------------------

                  COMMON STOCK, PAR VALUE U.S. $0.10 PER SHARE

                         (Title of Class of Securities)

                         ------------------------------

                                   375048105

                     (CUSIP Number of Class of Securities)

                         ------------------------------

                                  AXEL KIRSCH

                                   PRESIDENT

                                   TAQU, INC.

                           3155 WEST BIG BEAVER ROAD

                              TROY, MICHIGAN 48007

                                 (810) 643-3511

            (Name, Address and Telephone Number of Person Authorized

           to Receive Notices and Communications on Behalf of Bidder)

                         ------------------------------

                                   COPIES TO:

                             NEIL T. ANDERSON, ESQ.

                              SULLIVAN & CROMWELL

                                125 BROAD STREET

                            NEW YORK, NEW YORK 10004

                                 (212) 558-4000

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
  CUSIP No. 375048-10-5


    1.     Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person
           Thyssen Aktiengesellschaft

    2.     Check the Appropriate Box if a Member of a Group                              (a)
           / /
                                                                                        (b) / /

    3.     SEC Use Only

    4.     Sources of Funds
           WC

    5.     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or
           2(f)      / /

    6.     Citizenship or Place of Organization
           Federal Republic of Germany

    7.     Aggregate Amount Beneficially Owned by Each Reporting Person
           None

    8.     Check if the Aggregate Amount in Row (7) Excludes Certain Shares               / /

    9.     Percent of Class Represented by Amount in Row (7)
           0.0%

   10.     Type of Reporting Person
           CO

  CUSIP No. 375048-10-5


    1.     Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person
           TAQU, Inc.

    2.     Check the Appropriate Box if a Member of a Group                              (a)
           / /
                                                                                        (b) / /

    3.     SEC Use Only

    4.     Sources of Funds
           AF

    5.     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or
           2(f)      / /

    6.     Citizenship or Place of Organization
           Delaware

    7.     Aggregate Amount Beneficially Owned by Each Reporting Person
           None

    8.     Check if the Aggregate Amount in Row (7) Excludes Certain Shares               / /

    9.     Percent of Class Represented by Amount in Row (7)
           0.0%

   10.     Type of Reporting Person
           CO

    This Amendment No. 1 to the Tender Offer Statement on Schedule 14D-1 (the "Statement") relates to the offer by TAQU, Inc. (the "Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of Thyssen Aktiengesellschaft, a corporation organized under the laws of the Federal Republic of Germany ("Thyssen"), to purchase all outstanding shares of Common Stock, $.10 par value per share of the Company together with any associated preferred share purchase rights (the "Rights" and together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement between the Company and Firstar Trust Company, as rights agent, at a price of $21.00 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated June 18, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal") (which, as either may be amended from time to time, together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. Unless the context otherwise requires, all references to Shares include the Rights.

ITEM 10. ADDITIONAL INFORMATION.

    Item 10(c) of the Statement is hereby amended and supplemented by adding thereto the following:

    Pursuant to the HSR Act, Thyssen filed a Notification and Report Form with respect to the acquisition of Shares pursuant to the Offer with the Antitrust Division and the FTC on June 16, 1997. On June 27, 1997, Thyssen filed certain corrected information with the consequence that a new 15-calendar day waiting period commenced on such date. Accordingly, the waiting period under the HSR Act will expire at 11:59 p.m., New York City time on July 12, 1997, unless early termination of the waiting period is granted or Thyssen receives a request for additional informataion or documentary material prior thereto.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 1997

                                THYSSEN AKTIENGESELLSCHAFT

                                By:  /s/ DR. ECKHARD ROHKAMM
                                     -----------------------------------------
                                     Name: Dr. Eckhard Rohkamm
                                     Title: Member of the Executive Board

                                By:  /s/ DR. ECKART BROCKFELD
                                     -----------------------------------------
                                     Name: Dr. Eckart Brockfeld
                                     Title: Authorized Officer

                                TAQU, INC.

                                By:  /s/ AXEL KIRSCH
                                     -----------------------------------------
                                     Name: Axel Kirsch
                                     Title: President